Exhibit 99.1

NEWS

Starfield Completes Commercial Lease on
Ferguson Lake Property

Toronto, Ontario - July 30, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced a five-year commercial lease covering 2,740 hectares surrounding the Ferguson Lake mineral resource has been signed with the Kivalliq Inuit Association.

“The commercial lease with the Kivalliq Inuit Association is a big step toward completing our camp facilities, airport and additional drilling,” said André J. Douchane, President and CEO of Starfield.  “Having the long-term support of the regional communities in which we do business provides stability to our operations, and is also an important mandate of Starfield’s mission.”

The Kivalliq Inuit Association is a Designated Inuit Organization that represents the interests of the Inuit people living in the Kivalliq region on the west coast of the Hudson Bay.  The Association represents the region in the development, protection, administration and advancement of the rights and benefits of the Inuit people, as well as serves to promote their economic, social, political and cultural well being.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

www.starfieldres.com

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